FSD Pharma Inc.

Consolidated financial statements

For the years ended December 31, 2020 and 2019

[expressed in United States dollar, except per share amounts]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FSD Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of FSD Pharma Inc. (the Company) as of December 31, 2020 and 2019 and the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Policy

As discussed in Note 2(d) to the consolidated financial statements, the Company has changed its presentation currency from Canadian dollars to U.S. dollars. The change in presentation currency is as of October 1, 2020, and this change has been retrospectively applied in the consolidated financial statements.

The consolidated financial statements of FSD Pharma Inc. as at December 31, 2018 were audited by another auditor who expressed an unmodified opinion on those statements on May 3, 2019.

We also have audited the adjustments to the December 31, 2018 consolidated statement of financial position to retrospectively apply the change in accounting policy, as described in Note 2(d). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2018 consolidated financial statements of the Company other than with respect to the adjustments described in Note 2(d) and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2018 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2019

Toronto, Canada
March 15, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of FSD Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting policy described in Note 2(d), the consolidated statements of financial position of FSD Pharma Inc. (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply the change in accounting policy described in Note 2(d), present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting policy described in Note 2(d) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by MNP LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the

PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We served as the Company’s auditor during 2019.

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 3, 2019

FSD PHARMA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[expressed in United States dollars]

As at,		December 31,	December 31,	January 1,
		2020	2019	2019
			[Restated - note 2d]	[Restated - note 2d]
	Notes	$	$	$
ASSETS
Current assets
Cash		17,524,822	5,967,798	15,899,808
Other receivables	6	161,342	1,557,302	745,520
Prepaid expenses and deposits		569,401	323,776	334,096
Inventories		—	709,373	—
		18,255,565	8,558,249	16,979,424
Assets held for sale	5	8,610,504	—	—
		26,866,069	8,558,249	16,979,424
Non-current assets
Investments	7	1,676,745	8,862,744	13,589,954
Right-of-use asset, net	8	—	95,851	183,424
Property, plant and equipment, net		—	8,880,258	9,134,183
Intangible assets, net	9	13,424,391	16,820,625	—
		41,967,205	43,217,727	39,886,985
LIABILITIES
Current liabilities
Trade and other payables		3,700,103	3,361,145	1,311,865
Lease obligations	11	46,842	42,285	40,875
Derivative liability	7	—	1,990,788	—
Warrants liability	12	1,447,910	—	—
Notes payable	10	384,647	1,435,698	—
		5,579,502	6,829,916	1,352,740
Non-current liabilities
Lease obligations	11	79,120	110,334	142,549
		5,658,622	6,940,250	1,495,289
SHAREHOLDER'S EQUITY
Class A share capital	13	151,588	151,588	151,588
Class B share capital	13	103,056,538	73,586,337	51,093,434
Warrant reserve	13	4,968,958	4,321,989	3,341,826
Contributed surplus	14	18,792,590	17,371,434	3,744,423
Foreign exchange translation reserve		207,797	(84,776)	—
Accumulated deficit		(90,868,888)	(59,069,095)	(19,939,575)
		36,308,583	36,277,477	38,391,696
		41,967,205	43,217,727	39,886,985
Commitments and contingencies	18
Subsequent events	23

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Raza Bokhari	Director - Robert Ciaruffoli

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[expressed in United States dollars, except number of shares]

For the years ended December 31,		2020	2019
			[Restated - note 2d]
	Notes	$	$
Expenses
General and administrative	16	10,058,083	8,407,427
External research and development fees		7,832,847	—
Share-based payments	13, 14	8,052,011	12,082,930
Depreciation and amortization	8, 9	3,900,458	1,943,048
Legal provision	18	757,829	—
Impairment of right-of-use asset	8	89,860	50,888
Total operating expenses		30,691,088	22,484,293

Loss from continuing operations		(30,691,088)	(22,484,293)

Other income		(3,691)	(40,454)
Finance expense		235,581	155,316
Loss (gain) on settlement of financial liability		(680,164)	18,665
Loss (gain) on change in fair value of warrants and derivative liability		(2,561,456)	2,684,436
Loss on changes in fair value of investments	7	770,874	8,778,707
Net loss from continuing operations		(28,452,232)	(34,080,963)

Net loss from discontinued operations	5	(3,347,561)	(5,048,557)
Net loss for the period		(31,799,793)	(39,129,520)

Other comprehensive income (loss)
Items that may be subsequently reclassified to income:
Exchange gain (loss) on translation of foreign operations		292,573	(84,776)
Comprehensive loss		(31,507,220)	(39,214,296)

Net loss per share
Basic and diluted - continuing operations	15	(2.36)	(4.83)
Basic and diluted - discontinued operations	15	(0.28)	(0.72)

Weighted average number of shares outstanding – basic and diluted	15	12,043,961	7,056,245

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2020 and 2019
[expressed in United States dollars, except number of shares]

							Contributed	exchange	Accumulated
	Class A shares		Class B shares		Warrants		surplus	translation	deficit	Total
	#	$	#	$	#	$	$	$	$	$
Balance, January 1, 2019 [Restated - note 2d]	72	151,588	6,843,780	51,093,434	546,212	3,341,826	3,744,423	—	(19,939,575)	38,391,696
Shares issued [note 13]	—	—	408,651	8,681,103	—	—	—	—	—	8,681,103
Issued on acquisition of net assets of Prismic Pharmaceuticals, Inc. [note 13]	—	—	510,940	12,361,657	67,598	1,420,407	1,931,384	—	—	15,713,448
Stock options exercised [note 14]	—	—	—	—	—	—	12,082,930	—	—	12,082,930
Share-based payments [note 14]	—	—	130,189	1,340,929	—	—	(789,794)	—	—	551,135
Warrants exercised	—	—	12,167	109,214	(12,167)	(37,753)	—	—	—	71,461
Warrants expired	—	—	—	—	(134,192)	(402,491)	402,491	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	—	(84,776)	(39,129,520)	(39,214,296)
Balance, December 31, 2019 [Restated - note 2d]	72	151,588	7,905,727	73,586,337	467,451	4,321,989	17,371,434	(84,776)	(59,069,095)	36,277,477
Shares issued [note 13]	—	—	8,925,942	22,242,975	6,335,758	1,110,904	(1,302,076)	—	—	22,051,803
Share-based payments [note 13, 14]	—	—	2,307,569	6,663,479	—	—	2,763,482	—	—	9,426,961
Share options exercised [note 14]	—	—	22,382	563,747	—	—	(504,185)	—	—	59,562
Warrants expired	—	—	—	—	(54,100)	(463,935)	463,935	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	—	292,573	(31,799,793)	(31,507,220)
Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958	18,792,590	207,797	(90,868,888)	36,308,583

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020 and 2019

[expressed in United States dollars]

	2020	2019
		[Restated - note 2d]
	$	$
Operating activities
Net loss from continuing operations	(28,452,232)	(34,080,963)
Add (deduct) items not affecting cash
Depreciation and amortization	3,900,458	1,943,048
Impairment of right-of-use asset	89,860	183,161
Interest expense	7,860	155,315
Share-based payments	8,052,011	12,082,930
Change in fair value of investments	770,874	8,778,707
Change in fair value of derivative liability	(2,561,456)	2,684,436
Unrealized foreign exchange loss (gain)	(327,161)	—
Loss (gain) on settlement of financial liability	(680,164)	18,665
Changes in non-cash working capital balances
Other receivables	435,183	(387,837)
Prepaid expenses and deposits	(526,738)	(24,214)
Other payables	898,691	1,516,025
Cash used in continuing operating activities	(18,392,814)	(7,130,727)
Cash used in discontinued operating activities	(737,659)	(6,581,998)
Cash used in operating activities	(19,130,473)	(13,712,725)

Investing activities
Cash acquired from acquisition of Prismic Pharmaceuticals Inc.	—	1,752
Proceeds from sale of investments	6,477,510	462,303
Additions to intangible assets	—	(293,126)
Cash provided by continuing investing activities	6,477,510	170,929
Cash provided by (used in) discontinued investing activities	36,616	(401,817)
Cash provided by (used in) investing activities	6,514,126	(230,888)

Financing activities
Repayment of lease obligation	(39,993)	(42,285)
Proceeds from issuance of shares, net of issuance costs	25,100,459	3,431,294
Repayment of notes payable	(946,643)	—
Proceeds from exercise of stock options	59,548	551,133
Proceeds from exercise of warrants	—	71,461
Cash provided by continuing financing activities	24,173,371	4,011,603
Cash provided by discontinued financing activities	—	—
Cash provided by financing activities	24,173,371	4,011,603

Net increase (decrease)	11,557,024	(9,932,010)

Cash, beginning of the year	5,967,798	15,899,808
Cash, end of the year	17,524,822	5,967,798

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

1. Nature of business

FSD Pharma Inc. (“FSD” or the “Company”), through its wholly owned subsidiary, FSD Biosciences Inc., is focused on Pharmaceutical research and development ("R&D") of its lead compound, FSD 201, ultra-micronized Palmitoyl ethylamine (“PEA”). FSD 201 is known to stabilize mast cells of the human body and down-regulate the pro-inflammatory cytokines to effectuate an anti-inflammatory response.

FV Pharma Inc. ("FV Pharma"), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in September 2020. In March 2020, substantially all the assets of FV Pharma were classified as held for sale (refer to Note 5).

The Company's registered office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the reverse share split.

Subsidiaries

These consolidated financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which FSD has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	December 31, 2020	December 31, 2019	January 1, 2019
		%	%	%
FSD Biosciences Inc.	USA	100	—	—
Prismic Pharmaceuticals Inc.	USA	100	100	100
FV Pharma Inc.	Canada	100	100	100

Impact of COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. In September 2020, FV Pharma surrendered its licenses and ceased all other operational activities. The Company’s clinical trials for the use of FSD-201, its lead compound, to treat suspected or confirmed cases of COVID-19 continued to proceed throughout the year and as a result the impact of COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the year ended December 31, 2020.

2. Basis of presentation

[a] Statement of compliance

These financial statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies set out below have been consistently applied to all periods presented, unless otherwise noted.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 15, 2021.

[b] Basis of measurement

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Historical costs are generally based upon the fair value of the consideration given in exchange for goods and services received.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment ("IFRS 2") and measurements that have some similarities to fair value, but are not fair value, such as value in use in IAS 36 Impairment of Assets.

[c] Basis of presentation

The accompanying financial statements include the accounts of FSD and its subsidiaries, FV Pharma, FSD Biosciences and Prismic. The financial statements incorporate the assets and liabilities of the Company and its subsidiaries as at December 31, 2020 and 2019 and January 1, 2019 and the results of these subsidiaries for the years ended December 31, 2020 and 2019.

Subsidiaries are all those entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. All intra-entity assets and liabilities, revenue, expenses and cash flows relating to transactions between subsidiaries of the Company are eliminated in full on consolidation.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

[d] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company. The Company's functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

 FSD Biosciences  United States Dollars

 Prismic United States Dollars

 FV Pharma Canadian Dollars

The Company has elected to change its presentation currency from the Canadian dollar to the United States dollar effective October 1, 2020. The change in presentation currency is a voluntary change which is accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities.  For comparative reporting purposes, historical financial information has been translated to United States dollars using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency.

The following shows the restatement of prior period information:

	December 31, 2018 as reported,	Foreign currency translation	December 31, 2018 restated,	Adoption of IFRS 16	January 1, 2019
	C$		US$	US$	US$
ASSETS
Current assets
Cash	21,134,930	(5,235,122)	15,899,808	—	15,899,808
Trade and other receivables	990,988	(245,468)	745,520	—	745,520
Prepaid expenses and deposits	444,099	(110,003)	334,096	—	334,096
	22,570,017	(5,590,593)	16,979,424	—	16,979,424
Non-current assets
Other investments	18,064,541	(4,474,587)	13,589,954	—	13,589,954
Right-of-use asset, net	—	—	—	183,424	183,424
Property, plant and equipment, net	12,141,676	(3,007,493)	9,134,183	—	9,134,183
	52,776,234	(13,072,673)	39,703,561	183,424	39,886,985
LIABILITIES
Current liabilities
Trade and other payables	1,743,806	(431,941)	1,311,865	—	1,311,865
Lease obligations	—	—	—	40,875	40,875
	1,743,806	(431,941)	1,311,865	40,875	1,352,740
Non-current liabilities
Lease obligations	—	—	—	142,549	142,549
	1,743,806	(431,941)	1,311,865	183,424	1,495,289
SHAREHOLDER'S EQUITY
Class A share capital	201,500	(49,912)	151,588	—	151,588
Class B share capital	67,916,302	(16,822,868)	51,093,434	—	51,093,434
Warrant reserve	4,442,145	(1,100,319)	3,341,826	—	3,341,826
Contributed surplus	4,977,300	(1,232,877)	3,744,423	—	3,744,423
Accumulated deficit	(26,504,819)	6,565,244	(19,939,575)	—	(19,939,575)
	51,032,428	(12,640,732)	38,391,696	—	38,391,696
	52,776,234	(13,072,673)	39,703,561	183,424	39,886,985

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

[e] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

[i] Going concern

At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

[ii] Estimated useful lives, residual values and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgment. The assessment of any impairment of these assets' is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

[iii] Estimated useful life and amortization of intangible assets

The Company employs significant estimates to determine the estimated useful lives of intangible assets, considering the nature of the asset, contractual rights, expected use and review of asset useful lives. The Company reviews amortization methods and useful lives annually or when circumstances change and adjusts its amortization methods and assumptions prospectively.

[iv] Assets held for sale

The determination as to whether a disposal group meets the requirements to be classified as held for sale, and the assets and liabilities to be included within that disposal group, requires management to exercise judgment when making these determinations.  Management must also exercise judgment when determining at which date all of the criteria are satisfied to be classified as held for sale. Management must also use estimates when determining the fair value less costs to sell of the disposal group to assess if the carrying value of the disposal group is greater than its recoverable amount.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

[v] Valuation of share-based payments and warrants

Management measures the costs for share-based payments and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate and the rate of forfeiture. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

[vi] Valuation of private company investments

The financial information of private companies may not always be available, or such information may be insufficient or unreliable for valuation purposes. In determining the fair value of shares held in private company investments, management is required to make certain estimates and assumptions regarding the fair value as of the reporting date. Assumptions are made and estimates are used in applying the valuation techniques to determine fair value. These include the most recently available financial statements of the investee, price for most recently completed financing, as well as closely comparable public companies and general market and economic conditions. Such investments are classified as Level 3 within the fair value hierarchy. The value at which the Company could ultimately realize upon disposition of these investments may differ from their carrying value and such differences could be material.

[vii] Asset acquisition

In the acquisition of Prismic on June 28, 2019 judgment was required to determine if the acquisition represented either a business combination or an asset purchase. Management concluded that Prismic did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill recognized on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgments. Refer to Note 4 for additional information on the Company's asset acquisition.

[viii] Functional currency

The Company and its subsidiaries are required to determine their functional currencies based on the primary economic environment in which each entity operates. In order to do that, management has to analyze several factors, including which currency mainly influences the cost of undertaking the business activities, in which currency the entity has received financing, and in which currency it keeps its receipts from operating activities. Management uses its judgment to determine which factors are most important when the above indicators are mixed and the functional currency is not obvious.

3. Significant accounting policies

[a] Cash

Cash consists of cash and cash held in trust accounts. There are no restrictions on cash held in trust.

[b] Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses, with the exception of land which is not depreciated.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in consolidated statements of loss and comprehensive loss.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statements of loss and comprehensive loss.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in the consolidated statements of loss and comprehensive loss.

Depreciation is based on the estimated useful lives of the assets provided as follows:

Computer equipment	30% declining balance
Production equipment	20% declining balance
Furniture and fixtures	20% declining balance
Facility and related	20 years under straight-line
Land	Not amortized

An item of property, plant and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized. The assets' residual values, useful lives and methods of depreciation and the depreciation charge are adjusted prospectively, if appropriate.

[c] Intangible Assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized in profit or loss on a straight-line basis over the following terms:

Intellectual Property	5 years

Expenditures on internally generated intangible assets during the development phase, which comprise deferred development costs, are initially capitalized and recognized in the consolidated balance sheet if they meet the recognition criteria. Subsequent to initial recognition, deferred development costs are accounted for at cost less accumulated amortization and are amortized on a straight-line basis over an estimated useful life beginning once the deferred development costs are used in commercial production. Expenditures on internally generated intangible assets during the research phase are expensed as incurred.

[d] Revenue Recognition

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers ("IFRS 15") is to follow a five step model to determine the amount and timing of revenue to be recognized i) identify the contract with a customer; ii) identify the performance obligations in the contract; iii) determine the transaction price; iv) allocate the transaction price to the performance obligations in the contract; and v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from the sale of cannabis is recognized when the Company transfers control of the good to the customer. This is generally considered to have occurred when products have been delivered to the location specified in the sales contract and accepted by the customer.

The Company recognizes revenue in an amount that reflects the consideration the Company expects to receive taking into account any variation that may result from rights of return.

The Company was required to remit excise tax to the Canada Revenue Agency on the sale of medical cannabis in Canada. The Company became liable for these excise duties when cannabis products were delivered to the customer. In accordance with IFRS 15, revenue presented within discontinued operations (Note 5) represents revenue from the sale of goods less applicable excise tax.

Areas of judgment include identifying the customer per the definition within IFRS 15 and determining whether control has passed to the customer.

[e] Foreign Currency Translation

Foreign currency transactions are translated into United States dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to United States dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The assets and liabilities of foreign operations with functional currencies other than United States dollars, are translated into United States dollars at year-end exchange rates. Income and expenses, and cash flows of such foreign operations are translated into United States dollars using average exchange rates for the period. Exchange differences resulting from translating foreign operations are recognized in other comprehensive loss and accumulated in equity.

[f] Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

• Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (''FVOCI''), or fair value through profit and loss (''FVTPL''). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

  It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
  Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	Subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

Subsequently measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

• Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

The Company classifies its financial liabilities as either financial liabilities at FVTPL or amortized cost.

Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at FVTPL are stated at fair value with changes being recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

• Financial liabilities and equity instruments

• Classification as debt or equity

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Company does not reclassify financial liabilities or equity after initial recognition due to a change in circumstance.

• Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

• Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Classification

Cash	Amortized cost
Other receivables	Amortized cost
Investments	Fair value through profit or loss
Trade and other payables	Amortized cost
Derivative liability	Fair value through profit or loss
Warrants liability	Fair value through profit or loss
Notes payable	Amortized cost

• Impairment of financial assets

An expected credit loss ("ECL") model applies to financial assets measured at amortized cost. The Company's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade and other receivables. The Company applies the simplified approach to impairment for trade and other receivables by recognizing a loss allowance based on lifetime expected losses at each reporting date taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its trade and other receivables using the expected credit loss model, and no material difference was noted.

[g] Inventory

Inventory of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventory of harvested cannabis is transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventory for supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the average cost basis.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

[h] Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are tested for impairment when there are indicators of impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. Intangible assets with an indefinite useful life are tested for impairment at least annually in the fourth quarter and whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in net loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

[i] Income Taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

[j] Share-based Compensation

Share options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided, whichever is considered more reliable. Share options and warrants awarded to employees are accounted for using the fair value method.  The fair value of such share options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

[k] Net Loss per Share

Net loss per share is calculated based on the loss for the financial year and the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated using the loss for the financial year adjusted for the effect of any dilutive instruments and the weighted average diluted number of shares [ignoring any potential issue of common shares that would be anti-dilutive] during the year.

[l] Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of identified asset for a period of time in exchange for consideration. The Company recognized a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, and the Company's incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from the change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, unless it has been reduced to zero.

[m] External research and development

External research and development costs are expensed in the periods in which they are incurred, with the exception of development costs for new products with proven technical feasibility and for which a defined future market exists. Such development costs are capitalized in accordance with the Company's policy for intangible assets. The Company's external research and development costs consist primarily of third-party services.

[n] Discontinued operations

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

New standards, amendment and interpretation adopted by the Company

IFRS 3 - Business combinations ("IFRS 3")

Amendments to IFRS 3, issued in October 2018, provide clarification on the definition of a business. The amendments permit a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

The amendments are effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The amendment adoption did not have a significant impact on the Company's financial statements.

IAS 1 - Presentation of financial statements ("IAS 1")

Amendments to IAS 1, issued in October 2018, provide clarification on the definition of material and how it should be applied. The amendments also align the definition of material across International Financial Reporting Standards and other publications.

The amendments are effective for annual periods beginning on or after January 1, 2020 and are required to be applied prospectively. The amendment adoption did not have a significant impact on the Company's financial statements.

4. Acquisition of Prismic Pharmaceutical

On June 28, 2019, the Company closed the acquisition of Prismic by acquiring all of the issued and outstanding Prismic Shares from the holders thereof. Prismic is a U.S.-based specialty research and development pharmaceutical company that is developing non-addictive prescription drugs for the treatment of pain and inflammation. Prismic's goal is to address the opioid crisis based on formulations utilizing micro-PEA's complementary effect on certain drugs used to impact the body's endocannabinoid system.

It was determined that the acquisition of Prismic did not qualify as a business combination in accordance with IFRS 3 Business Combinations ["IFRS 3"] and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified and the purchase consideration was allocated based on the relative fair values of the acquired assets and assumed liabilities.

The total consideration for the purchase of Prismic was $15,713,448. The purchase consideration consisted of $12,361,657 of Class B subordinate voting shares, $1,931,384 of share options and $1,420,407 of warrants. The fair value of the Class B subordinate voting shares was determined based on a total of 510,940 shares issued and a fair value of C$32.16 per share, which reflects the share price on the date of acquisition. The fair value of the 89,898 share options and 67,598 warrants issued as part of the consideration were determined using a Black-Scholes options pricing model with the following assumptions:

	Share Options	Warrants
Grant date share price	C$32.16	C$32.16
Exercise price	C$2.61 - C$17.89	C$2.61 - C$26.73
Expected dividend yield	-	-
Risk free interest rate	1.39% - 1.66%	1.41% - 1.52%
Expected life (years)	0.98 - 16.21	1.39 - 6.55
Annualized volatility	100%	100%

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

The allocation of the total purchase consideration to the identifiable assets acquired and liabilities assumed as at the date of acquisition was as follows:

Fair value recognized on acquisition
$
Cash	1,752
Prepaid expenses and deposits	19,691
Intangible assets	18,543,379
Trade and other payables	(1,404,732)
Notes payable	(1,446,642)
15,713,448

5. Assets held for sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the facility will be completed within the next twelve months and is actively marketing the facility for sale.

Assets held for sale consists of the Cobourg facility. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg facility are reported as discontinued operations for the years ended December 31, 2020 and 2019.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal of the Cobourg facility in its current state less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the Cobourg Facility resulting in recognition of the resulting group at carrying value.

Assets held for sale as at December 31, 2020 consisted of the following:

$
Property and plant	8,610,504

During the year ended December 31, 2020, the Company sold equipment for proceeds of $36,616 resulting in a loss on sale of $100,337. As part of the sale of equipment the Company also sold all remaining inventory for $1 and recognized a loss on sale of inventory of $197,436 during the year ended December 31, 2020. As FV Pharma surrendered its cannabis license in September 2020, the Company determined that the carrying value of the remaining equipment was not recoverable resulting in recognition of impairment loss of $387,474 for the year ended December 31, 2020.

Net loss and comprehensive loss from discontinued operations for the year ended December 31, 2020 and 2019 is comprised of the following:

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

		For the year ended December 31,
	Notes	2020	2019
		$	$

Revenue		14,514	193,416

Cost of revenue		1,032,010	1,473,839
Gross loss before fair value adjustments		(1,017,496)	(1,280,423)
Fair value adjustments on inventory sold		(945)	16,738
Unrealized loss on changes in fair value of biological assets		166,886	513,625
Gross loss		(1,183,437)	(1,810,786)

Expenses
General and administrative	16	1,665,541	2,735,286
Depreciation and amortization		90,340	424,199
Impairment of property, plant and equipment		387,474	132,273
Total operating expenses		2,143,355	3,291,758

Loss from discontinued operations		(3,326,792)	(5,102,544)

Other income		(79,568)	(53,987)
Loss on sale of equipment		100,337	—
Net loss from discontinued operations		(3,347,561)	(5,048,557)

Cash flows from discontinued operations for the year ended December 31, 2020 and 2019 are comprised of the following:

	2020	2019
	$	$
Operating activities
Net loss from discontinued operations	(3,347,561)	(5,048,557)
Add (deduct) items not affecting cash
Depreciation and amortization	108,209	424,199
Change in fair value adjustments on inventory sold	(945)	16,738
Impairment of inventory	534,814	—
Impairment of property, plant and equipment	387,474	—
Change in fair value of biological assets	166,886	513,625
Loss on disposal of inventory	197,436	—
Loss on sale of equipment	100,337	—
Changes in non-cash working capital balances
Trade and other receivables	960,778	(423,945)
Prepaid expenses and deposits	279,870	54,226
Inventories	(21,932)	(709,373)
Biological assets	(166,886)	(513,625)
Trade and other payables	63,861	(895,286)
Cash used in operating activities	(737,659)	(6,581,998)

Investing activities
Purchase of property, plant and equipment	—	(401,817)
Proceeds from sale of equipment	36,616	—
Cash provided by (used in) investing activities	36,616	(401,817)

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

6. Other receivables

The Company's other receivables are comprised of the following:

	December 31, 2020	December 31, 2019	January 1, 2019
	$	$	$
Sales tax recoverable	134,717	1,529,828	739,257
Rent receivable	—	9,772	6,263
Other	26,625	17,702	—
	161,342	1,557,302	745,520

7. Investments

The following tables outline changes in investments during the periods:

Entity	Instrument	Note	Balance at January 1, 2019	Additions	Change in fair value through profit or loss	Proceeds from sale	Balance at December 31, 2019
Pharmadrug Inc.	Shares	(i)	—	2,256,900	(2,001,825)	—	255,075
Cannara Biotech Inc.	Shares	(ii)	8,437,342	—	(1,614,704)	—	6,822,637
Clover Cannastrip	Shares	(iii)	1,128,450	—	(1,128,450)	—	—
High Tide	Shares	(iv)	1,352,665	—	(890,362)	462,303	—
High Tide	Warrants	(iv)	188,914	—	(188,914)	—	—
HUGE Shops	Shares	(v)	977,990	—	(405,589)	—	572,401
SciCann Therapeutics	Shares	(vi)	1,504,593	—	(968,769)	—	535,824
Solarvest BioEnergy Inc.	Shares	(vii)	—	519,087	(191,837)	—	327,251
Solarvest BioEnergy Inc.	Warrants	(vii)	—	290,225	(202,470)	—	87,756
Solarvest BioEnergy Inc.	Convertible debenture	(vii)	—	1,447,588	(1,185,787)	—	261,800
			13,589,954	4,513,800	(8,778,707)	462,303	8,862,744

Entity	Instrument	Note	Balance at December 31, 2019	Change in fair value through profit or loss	Foreign exchange gain	Proceeds from sale	Balance at December 31, 2020
			$	$	$	$	$
Pharmadrug Inc.	Shares	(i)	255,075	397,006	—	652,081	—
Cannara Biotech Inc.	Shares	(ii)	6,822,637	(997,208)	—	5,825,429	—
Clover Cannastrip	Shares	(iii)	—	—	—	—	—
HUGE Shops	Shares	(v)	572,401	7,674	20,358	—	600,433
SciCann Therapeutics	Shares	(vi)	535,824	(354,910)	14,765	—	195,679
Solarvest BioEnergy Inc.	Shares	(vii)	327,251	106,380	14,047	—	447,678
Solarvest BioEnergy Inc.	Warrants	(vii)	87,756	(14,920)	1,977	—	74,813
Solarvest BioEnergy Inc.	Convertible debenture	(vii)	261,800	85,104	11,238	—	358,142
			8,862,744	(770,874)	62,385	6,477,510	1,676,745

(i) Pharmadrug Inc. (Formerly known as "Aura Health Inc.")

On April 16, 2019, the Company entered into a share exchange agreement with Aura Health Inc. ("Aura"). Pursuant to the share exchange agreement, FSD acquired 13,562,387 common shares at C$0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at C$45.75 for a total value of $2,256,900. The FSD shares issued to Aura were subject to a purchase price adjustment, such that FSD would be required to issue additional shares to Aura should the weighted average trading price of FSD's shares fall below the issue price. As the number of additional shares to be issued under the agreement were dependent on the FSD share price, it was determined that this created a derivative liability. As a result of the decline in the Company's share price, on September 20, 2019, 61,892 additional Class B shares of the Company were issued to Aura in settlement for the derivative liability. In 2019, Aura Health Inc. changed its name change to Pharmadrug Inc.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

During the year ended December 31, 2020, the Company sold 13,562,387 common shares for gross proceeds of $652,081.

(ii) Cannara Biotech Inc. ("Cannara")

On February 5, 2020, the Company sold its investment of 85,003,750 Class B shares of Cannara for total cash proceeds of $5,825,429. The Company recognized a loss on sale of investment of $997,208.

(iii) Clover Cannastrip Thin Film Technologies Corp. ("Clover")

On September 6, 2018, the Company subscribed for $1,128,450 of equity units in a brokered private placement by Clover. The equity investment is measured at fair value through profit or loss. Clover is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at December 31, 2019 and as at December 31, 2020, the fair value was determined to be $nil based on the financial position of Clover and the Company's ability to recover its investment.

(iv) High Tide

The Company's investment in High Tide included 4,551,999 shares and 2,000,000 warrants. On November 22, 2019 the Company sold the shares and warrants of High Tide Inc. for total cash proceeds of $462,303.

(v) HUGE Shops

The Company's investment in HUGE Shops includes 17,333,333 shares based on the December 2018 subscription price of C$0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at December 31, 2020, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies' share prices, resulting in a nominal change in the fair value of the investment of 0% from December 31, 2019. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $285.

(vi) SciCann Therapeutics Inc.

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of C$17 per share. The equity investment is measured at fair value through profit or loss. SciCann Therapeutics Inc. is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at December 31, 2020, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies' share prices, resulting in decline in the fair value of investment of 65% from December 31, 2019. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $36,372.

(vii) Solarvest BioEnergy Inc. ("Solarvest")

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $1,805,520 for a total fair value of $2,256,900 of Solarvest in exchange for 49,751 Class B common shares of the Company with a fair value of $1,880,750 based on a market price of C$50.25 and recognition of a derivative liability of $376,150. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $2,256,900 resulting in recognition of the derivative liability. If the liquidation value of the Company's shares is below $2,256,900, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

As at December 31, 2019, the fair value of the derivative liability was $1,990,788. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $2,256,900. On February 4, 2020, the Company issued 225,371 shares to Solarvest to settle the derivative liability. The fair value of the shares issued was $1,356,373 resulting in recognition of a gain of $634,415 on settlement of the derivative liability.

As at December 31, 2020, the fair value of the shares was determined based on the quoted market price of the shares at C$0.19 per share. The fair value of the associated warrants is based on the Black-Scholes model with the following assumptions: exercise price C$0.25, risk free rate 0.20%, expected volatility 112%, expected life 0.35 years and expected dividend yield of 0%. Fair value of the convertible debenture is calculated as the fair value of shares if converted at SVS share price as at December 31, 2020 of C$0.19. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the warrants and convertible debenture have been classified as level 2 - valuation technique with observable market inputs.

8. Right-of-use asset

The right-of-use asset as at December 31, 2020 is as follows:

$
Balance – January 1, 2019	183,424
Depreciation	(36,685)
Impairment	(50,888)
Balance – December 31, 2019	95,851
Depreciation	(5,991)
Impairment	(89,860)
Balance – December 31, 2020	—

The right-of-use asset relates to an office lease. The right-of-use asset is carried at the lower of carrying value and present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease. As of March 31, 2020, the Company did not occupy the leased premise and has been unsuccessful in subleasing the space. As a result, the Company recognized an impairment loss of $89,860 resulting in right-of-use asset balance of $nil. The Company recognized depreciation expense of $5,991 for the year ended December 31, 2020, respectively (2019 - $36,685).

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

9. Intangible assets

Intangible assets as at December 31, 2020 are as follows:

Intangible Assets
Cost	$
As at January 1, 2019	—
Acquisition of Prismic Pharmaceuticals Inc.	18,543,379
Additions	293,126
Effects of foreign exchange	(140,276)
As at December 31, 2019	18,696,229
Effects of foreign exchange	505,264
As at December 31, 2020	19,201,493

Accumulated amortization
As at January 1, 2019	—
Amortization	1,906,363
Effects of foreign exchange	(30,759)
As at December 31, 2019	1,875,604
Amortization	3,894,467
Effects of foreign exchange	7,031
As at December 31, 2020	5,777,102

Net book value
As at January 1, 2019	—
As at December 31, 2019	16,820,625
As at December 31, 2020	13,424,391

The Company acquired intellectual property as part of the acquisition of Prismic on June 28, 2019. Refer to Note 4 for additional details. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of acquisition. The Company recognized amortization expense of $3,894,467 for the year ended December 31, 2020 (2019 - $1,906,363).

10. Notes payable

Notes payable consists of the following:

	December 31, 2020	December 31, 2019
	$	$
Short-term notes	49,647	145,943
Notes payable	335,000	1,289,755
	384,647	1,435,698

Short-term notes

The short-term notes represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured, are due on demand and accrue interest at a rate of 10% per annum. The notes are held by former Directors and Shareholders of Prismic.

Notes payable

The notes payable represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured and are due on demand. The notes accrue interest at a rate of 20% per annum. The notes are held by former Directors and Shareholders of Prismic. The Company recognized accrued interest of $227,366 during the year ended December 31, 2020 (2019 - $142,907).

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

During the year ended December 31, 2020, the Company settled notes payable in the amount of $1,084,719, accrued interest of $795,367, and $438,599 of other Prismic related liabilities with 63,714 Class B Common Shares with a fair value of $185,976 and cash of $1,484,369. A gain of $680,164 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

11. Lease obligations

The lease obligations as at December 31, 2020 are as follows:

$
Balance as at January 1, 2019	183,424
Add: Interest Expense	11,480
Less: Lease Payments	(42,285)
Balance – December 31, 2019	152,619
Add: Interest Expense	10,367
Less: Lease Payments	(39,993)
Effects of foreign exchange	2,969
Balance – December 31, 2020	125,962

Current	46,842
Non-current	79,120
Balance – December 31, 2020	125,962

Lease obligations are related to the Company's office lease. The Company recognized $10,367 interest expense for the year ended December 31, 2020 (2019 - $11,480).

As of December 31, 2020, the Company did not occupy the leased premise. The Company has commenced plans to sublease the premise, however, if or when the Company will be able to sublease the premise is unknown.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

$
Less than one year	46,842
One to two years	47,088
Two to three years	47,088
Thereafter	—

Total undiscounted lease payments payable	141,018
Less: impact of present value	(15,056)
Balance as at December 31, 2020	125,962

12. Warrants Liability

In August 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants to purchase Class B Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Common Share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollars, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss. The classification of any new warrants issued from October 1, 2020 forward are assessed based on the new functional currency which is the United States dollar.

Transaction costs allocated to the warrants of $284,049 were expensed immediately. The fair value of these warrants is classified as Level 2 in the fair value hierarchy. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk free interest rate of 0.32% and annualized volatility of 121%.

The fair value of the warrants liability as at December 31, 2020 was $1,447,910 resulting in a gain on change in fair value of $1,927,041 for the year ended December 31, 2020. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.56, risk free interest rate of 0.33% and annualized volatility of 117%.

13. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$

Balance, January 1, 2019	72	151,588	6,843,780	51,093,434	546,212	3,341,826
Shares issued [a] [b] [c] [d]	—	—	408,651	8,681,103	—	—
Issued on acquisition of net assets of Prismic Pharmaceuticals, Inc. [e]	—	—	510,940	12,361,657	67,598	1,420,407
Stock options exercised	—	—	—	—	—	—
Share-based payments	—	—	130,189	1,340,929	—	—
Warrants exercised	—	—	12,167	109,214	(12,167)	(37,753)
Warrants expired	—	—	—	—	(134,192)	(402,491)
Balance, December 31, 2019	72	151,588	7,905,727	73,586,337	467,451	4,321,989
Shares issued [g] [j] [k] [l] [n] [o]	—	—	8,925,942	22,242,975	6,335,758	1,110,904
Share-based payments [f] [h] [i] [m]	—	—	2,307,569	6,663,479	—	—
Share options exercised	—	—	22,382	563,747	—	—
Warrants expired	—	—	—	—	(54,100)	(463,935)
Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

[a] On April 24, 2019, the Company entered into a share exchange agreement with Aura. Pursuant to the share exchange agreement, FSD acquired 13,562,386 common shares at C$0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at C$45.75 for a total value of $2,256,900.

On September 20, 2019, the Company issued an additional 61,892 Class B shares as part of the adjustment of purchase price related to the share exchange agreement with Aura to settle the related derivative liability. As part of the settlement, the Company recognized a loss on change in the fair value of derivative liability of $1,069,798.

[b] On May 7, 2019, the Company entered into an agreement with Solarvest. Per the agreement the Company issued 49,751 Class B Shares to Solarvest in exchange for the investment in Solarvest for a total fair value of $1,880,750. Refer to Note 7 for details regarding the investment in Solarvest.

[c] On October 4, 2019, the Company issued 3,735 Class B shares in settlement for trade payables of $18,808.

[d] On November 4, 2019, the Company completed a private placement through the issuance of 228,670 Class B shares at a price of C$20.10 per share for total gross proceeds of $3,455,898.

[e] On June 29, 2019, the Company acquired all outstanding common and preferred shares of Prismic through the issuance of an aggregate of 510,940 Class B Shares. The Class B Shares issued to the Prismic shareholders were deposited into escrow upon closing of the transaction and were subject to an 18-month staggered escrow release.

[f] On January 2, 2020, the Company issued 27,580 Class B Common Shares as share-based compensation to certain members of the Board of Directors for services performed as directors for the fiscal year 2019 for the amount payable of $74,117, which was recorded as trade and other payables as at December 31, 2019.

[g] On February 4, 2020, the Company issued 225,371 Class B Common Shares to Solarvest as settlement under the Share Exchange Agreement to settle the derivative liability of $1,990,788.

[h] On March 16, 2020, the Company issued 405,926 Class B Common Shares as part of a share-based bonus to employees for performance related to fiscal year 2019 resulting in movement of $1,302,076 from contributed surplus to share capital and the recognition of an additional share-based compensation expense of $93,502 as a result of the increase in value of the shares issued.

[i] On March 16, 2020, the Company issued 69,069 Class B Common Shares to members of the Board of Directors as share-based compensation, in lieu of cash, for their annual compensation for the year ended December 31, 2020.

[j] On April 15, 2020, the Company issued 63,714 Class B Common Shares to settle Prismic notes payable of $226,385. The fair value of the Class B Common Shares was $185,976 resulting in a gain on settlement of liability of $40,409.

[k] On June 8, 2020, the Company issued 1,500,000 Class B Common Shares and 1,500,000 warrants as part of a private placement financing for total cash proceeds of C$10,125,000 ($7,617,038). The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $7,515,477 and the residual value allocated to the warrants was $101,561. The Company incurred issuance costs of $707,043, which has been allocated pro-rata to the common shares and warrants.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

[l] On August 6, 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants as part of a direct offering for total cash proceeds of $9,999,997. Total cash proceeds were allocated to the warrants liability first with the residual amount allocated to the Class B Common Shares (Note 12). The fair value of the warrants liability was determined to be $3,289,069 and the residual amount of $6,710,928 was allocated to the Class B Common Shares. The Company incurred total cash transaction costs of $913,349. Transaction costs allocated to the warrants of $284,049 were expensed immediately and the transaction costs allocated to common shares were deducted from equity.

[m] In August 2020, the Company approved the issuance of 1,804,994 Class B Common Shares to members of the Board of Directors and certain officers and employees of the company in the form of a compensation bonus for past services provided. Total fair value of the share-based compensation bonus was $4,956,324.

[n] During the year ended December 31, 2020, the Company issued 56,248 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for net proceeds of $199,785.

[o] In October 2020, the Company issued 4,318,179 Class B Common Shares and 3,454,543 warrants as part of a direct offering for total proceeds of $9,499,994. The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $8,377,267 and the residual value allocated to the warrants was $1,122,727. The Company incurred issuance costs of $879,621, which has been allocated pro-rata to the common shares and warrants.

The changes in the number of warrants outstanding during the year ended December 31, 2020 and 2019 were as follows:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2018	546,212	9.47
Issued	67,598	10.45
Exercised	(12,167)	7.81
Expired	(134,192)	7.64
Outstanding as at December 31, 2019	467,451	10.20
Issued	6,335,758	5.27
Expired	(54,100)	4.97
Outstanding as at December 31, 2020	6,749,109	5.62

Measurement of fair values

The fair value of warrants issued during the year ended December 31, 2020 and 2019 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

	2020	2019
Grant date share price	C$2.58 - C$4.00	C$32.16
Exercise price	C$3.46 - C$5.80	C$2.61 - C$26.73
Expected dividend yield	—	—
Risk free interest rate	0.32% 0.36%	1.41% - 1.52%
Expected life	5 years	1.39 - 6.55
Expected volatility	118% - 121%	100%

The following table is a summary of the Company's warrants outstanding as at December 31, 2020:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2020 (i)	5.42	1,381,215
October 20, 2020 (ii)	3.31	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.62	6,749,109

(i) Warrants were issued in US$ with exercise price of $4.26

(ii) Warrants were issued in US$ with exercise price of $2.60

The following table is a summary of the Company's warrants outstanding as at December 31, 2019:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
January 5, 2020	6.03	37,313
November 30, 2020	2.61	16,787
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	10.20	467,451

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

14. Share-based compensation

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the year ended December 31, 2020 and 2019 were as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2018	485,159	74.53
Granted	1,363,322	20.68
Exercised	(82,094)	10.02
Forfeited	(12,438)	56.28
Cancelled	(299,006)	115.80
Outstanding as at December 31, 2019	1,454,943	21.96
Granted	1,082,639	4.14
Exercised	(22,382)	2.61
Cancelled	(822,137)	31.65
Outstanding as at December 31, 2020	1,693,063	6.11
Exercisable as at December 31, 2020	1,528,186	6.13

Measurement of fair values

The fair value of share options granted during the year ended December 31, 2020 and 2019 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2020	2019
Grant date share price	C$3.75 — C$9.54	C$6.45 — C$75.38
Exercise price	C$3.68 — C$9.80	C$7.17 — C$75.38
Expected dividend yield	—	—
Risk free interest rate	0.27% — 1.55%	1.24% — 1.90%
Expected life	4 — 9 years	5 years
Expected volatility	120%	100%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

The following table is a summary of the Company's share options outstanding as at December 31, 2020:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.61	12,683	2.49	2.61	12,683
3.75	5,500	6.47	3.75	500
3.86	872,139	4.08	3.86	864,139
4.42	99,502	1.71	4.42	99,502
4.75	110,000	4.29	4.75	77,500
5.03	60,000	4.70	5.03	7,498
5.43	16,264	2.49	5.43	16,264
6.16	20,000	3.18	6.16	20,000
7.17	199,005	3.83	7.17	199,005
7.63	203,750	4.34	7.63	138,750
9.54	15,000	4.06	9.54	13,125
10.65	3,730	2.49	10.65	3,730
13.07	10,855	2.49	13.07	10,855
13.47	1,418	2.49	13.47	1,418
16.08	18,409	2.49	16.08	18,409
17.89	4,178	2.49	17.89	4,178
18.09	17,413	2.21	18.09	17,413
20.10	8,289	2.27	20.10	8,289
47.24	1,493	3.37	47.24	1,493
50.25	5,224	3.31	50.25	5,224
52.26	498	3.21	52.26	498
55.28	498	3.12	55.28	498
59.30	498	2.96	59.30	498
75.38	498	3.04	75.38	498
86.43	1,244	2.87	86.43	1,244
142.71	4,975	2.74	142.71	4,975
6.11	1,693,063	3.88	6.13	1,528,186

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

The following table is a summary of the Company's share options outstanding as at December 31, 2019:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.61	35,065	3.49	2.61	35,065
4.42	99,502	2.71	4.42	99,502
5.43	16,264	3.49	5.43	16,264
10.65	3,730	3.49	10.65	3,730
13.07	10,855	3.49	13.07	10,855
13.47	1,418	3.49	13.47	1,418
16.08	18,409	3.49	16.08	18,409
17.89	4,178	3.49	17.89	4,178
18.09	37,313	3.34	18.09	37,313
20.10	493,363	4.72	20.10	493,363
21.11	12,438	4.67	21.11	12,438
24.12	9,950	4.59	24.12	6,219
26.13	14,925	3.62	26.13	14,925
40.20	29,851	4.45	40.20	22,388
44.22	2,488	3.41	44.22	2,488
47.24	1,493	4.37	47.24	1,493
50.25	227,861	5.09	50.25	129,353
52.26	498	4.21	52.26	498
55.28	498	4.12	55.28	498
59.30	498	3.96	59.30	498
7.17	199,005	4.83	7.17	199,005
75.38	498	4.04	75.38	498
7.63	203,750	5.34	7.63	58,750
86.43	1,244	3.88	86.43	1,244
88.44	14,925	3.87	88.44	14,925
120.60	9,950	3.71	120.60	9,950
142.71	4,974	3.74	142.71	4,975
21.96	1,454,943	4.59	21.24	1,200,242

During the year ended December 31, 2020, the Company cancelled 822,137 share options outstanding and issued 822,137 replacement share options at an exercise price of C$3.86 resulting in incremental grant date fair value of $661,811 which was expensed immediately as all the replacement share options vested on date of replacement. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of C$3.86, the underlying share price of C$3.86, risk free interest rate of 0.72% and annualized volatility of 120%.

The Company recognized $8,052,011 of share-based compensation expenses during the year ended December 31, 2020 (2019 - $12,082,930).

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

15. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the period ended December 31, 2020 and 2019 presented are as follows:

	Year ended December 31,
	2020	2019
	#	#
Warrants	6,749,109	467,451
Share Options	1,693,063	1,454,943
	8,442,172	1,922,394

16. General and administrative

Components of general and administrative expenses for the year ended December 31, 2020 and 2019 were as follows:

	Year ended December 31,
	2020	2019
	$	$
Professional fees	2,734,123	3,101,136
General office, insurance and administration expenditures	3,616,159	1,742,550
Consulting fees	1,775,269	1,675,258
Salaries, wages and benefits	2,656,162	1,705,696
Investor relations	541,944	2,241,275
Building and facility costs	586,926	676,798
Foreign exchange loss	(186,959)	—
	11,723,624	11,142,713

Allocated to:
Continuing operations	10,058,083	8,407,427
Discontinued operations	1,665,541	2,735,286

17. Income taxes

The reconciliation of income tax expense for the years ended December 31, 2020 and 2019 consists of the following:

	2020	2019
	$	$
Loss from continuing operations before income taxes	(28,452,232)	(34,080,963)
Statutory federal and provincial tax rate	26.50%	26.50%
Income tax recovery at the statutory tax rate	(7,539,841)	(9,031,455)
Permanent differences	2,235,657	5,866,153
Book to filing adjustments	(1,545,244)	4,765,959
Share issuance cost booked directly to equity	(584,538)	—
Foreign exchange	(370,457)	—
Change in tax benefits not recognized	7,804,423	(1,600,657)
	—	—

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

Deferred taxes reflect the tax effects of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax liabilities as at December 31, 2020 and 2019 are comprised of the following:

	2020	2019
	$	$
Other investments	—	-126,461
Capital losses carried forward	—	126,461
Total	—	—

Deferred tax assets have not been recognized in respect of the following temporary differences as at December 31, 2020 and 2019:

	2020	2019
	$	$
Non-capital losses - Canada	44,897,393	20,703,137
Net-operating loss - US	5,032,915	206,480
Unrealized foreign exchange loss	94,733	—
Share-issuance costs	3,419,003	879,959
Capital losses carried forward	—	263,666
Other investments	4,449,544	968,811
IFRS 16	125,962	—
Property, plant and equipment	88,248	30,290
Total	58,107,798	23,052,343

The Company's Canadian non-capital income tax losses expire as follows:

$
2032	26,982
2033	114,405
2034	144,411
2035	65,782
2036	689,676
2037	2,677,789
2038	6,092,686
2039	11,415,413
2040	23,670,249
44,897,393

The company has cumulative United States federal net operating loss carryforwards of approximately $5.03M which will start to expire in 2032. Utilization of net operating loss carryforwards may be subject to limitations in the event of a change in ownership pursuant to IRC § 382, and similar state provisions. As a result of the acquisition of Prismic on June 28, 2019, the preacquisition net operating loss carryforwards of approximately $4.93M could be subject to IRC § 382 limitation as the acquisition could constitute a change of ownership.

18. Commitments and contingencies

Commitments

Epitech License Agreement

Under the terms of the Company's License Agreement with Epitech Group SPA ("Epitech"), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the Food and Drug Administration ("FDA") of approval of a New Drug Application, the non-refundable sum of $700,000 will be due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of $1,000,000 to Epitech.

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs place on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

Heritage Building Restoration Commitment

The Company has a commitment to restore the designated heritage building on the Company's premises. The estimated commitment of remaining restoration work to be completed is $266,349.

Contingencies

Legal matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Claims from suppliers

A dismissed contractor commenced a lien action combined with a breach of contract action in the Cobourg Superior Court of Justice in early 2019 claiming approximately C$1,700,000 in various purported damages, with the claim for lien component of C$188,309 being registered on November 26, 2018. The Company has paid C$235,387 to the Cobourg Superior Court to vacate the lien from title for which the funds stand both as security for the lien claim as well as its costs with the Cobourg Superior Court of Justice.

On October 7, 2020, FSD signed a settlement agreement of C$198,000. On December 16, 2020, the settlement was paid from funds paid into court and the remaining balance was remitted to the Company in accordance with the settlement agreement.

Former employee

FSD hired an individual by way of employment agreement. The individual's employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual retained legal counsel in or around February 15, 2019 demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) breach of contract.

The Company has a provision of $81,562 (£59,748) in relation to the claimed amounts for unpaid wages and unpaid holiday pay.

On July 29, 2020, a judgment was issued ordering the Company to pay unpaid wages and unpaid holiday pay in the amount of £59,748. On August 6, 2020, the Company filed an application for reconsideration for that decision which was refused by the Tribunal on October 24, 2020.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

On August 25, 2020, the Claimant filed a separate cost order against the Company. To date, the Tribunal has not responded to this matter. The ultimate outcome of the matter cannot be reliably determined at this time and no additional provision has been recorded for this matter as at December 31, 2020.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company's Cobourg facility.

The Company has settled the class action by entering into a definitive settlement agreement in the amount of C$5.5M. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action.

During November 2020, the Company paid C$928,541 as part of the settlement with the remaining amount of C$4,571,459 covered by the Company's insurance policy. The Settlement Agreement was approved in the Superior Court of Justice of Ontario on February 4, 2021.

Auxly Cannabis Group Inc.

On March 3, 2018, FSD entered into a Definitive Strategic Alliance and Streaming Agreement (the "Agreement") with Auxly Cannabis Group Inc. ("Auxly"). On February 6, 2019, the Company delivered to Auxly a Notice of Default, thereby terminating the Agreement effective immediately. Subsequent to the issuance of the Notice of Default, Auxly sent a Notice of Default to the Company on February 6, 2019 in response. To date, neither party has taken further legal action against the counter party.

To fund the development, Auxly purchased 37,313 Class B shares for the aggregate of $5,642,250 from the Company's treasury by way of private placement, which funds were placed in trust to be spent on construction and development costs. The funds were placed in a trust account to be administered by Auxly. Due to the termination and subsequent negotiations, it is indeterminable at this point as to the amount, if any, of these funds will be released to the Company. Should any funds be released to the Company, those amounts will be recognized in future periods.

19. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

• The Company paid expenses of $1,445,043 (2019 - $567,468) to a company owned by the CEO for the year ended December 31, 2020, included in the consolidated statement of loss and comprehensive loss under various expense line categories. As at December 31, 2020, the CEO has repaid a related party loan of $355,778 for withholding taxes paid by the Company on behalf of the CEO in relation to the Class B common shares issued during the year ended December 31, 2020.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

• As at December 31, 2020, the President of FSD BioSciences Division has repaid a related party loan of $21,876 for withholding taxes paid by the Company on behalf of the President of FSD BioSciences Division in relation to the Class B common shares issued during the year ended December 31, 2020.

• The Company pays independent directors C$40,000 per annum, with the Chairman of each respective committee receiving an additional C$10,000 per annum. Directors compensation for the year ended December 31, 2020 was $246,226 (2019 - $153,109) which included $238,703 recognized as share-based compensation. As of December 31, 2020, directors have received their compensation for the 2020 fiscal year in advance, through the issuance of Class B shares.

• The Company issued 1,676,066 shares to key management and directors in the form of a compensation bonus for past services provided during the year ended December 31, 2020. The fair value of shares issued to key management and directors is $4,602,301 and is included in share-based payments and bonuses below.

Key management personnel compensation during the year ended December 31, 2020 and 2019 is comprised of:

	2020	2019
	$	$
Salaries, benefits, bonuses and consulting fees	2,936,816	3,638,267
Share-based payments	7,045,994	9,385,984
Total	9,982,810	13,024,251

20. Capital Management

The Company's capital management objectives are to maintain financial flexibility in order to complete the pharmaceutical research and development program centered on the lead asset, micro-PEA. The Company defines capital as the aggregate of its capital stock and borrowings.

As at December 31, 2020, the Company's Share Capital was $103,208,126 (2019 - $73,737,925) The Company does not have any long-term debt. Outstanding Notes payable were assumed on acquisition of Prismic and are due on demand.

The Company manages its capital structure in accordance with changes in economic conditions. In order to maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under the specific circumstances. The Company is not subject to any externally imposed capital requirements.

21. Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2020 as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2020.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Investments note. During the year, there were no transfers of amounts between levels.

22. Segmented information

The Company reports segment information based on internal reports used by the chief operating decision maker ("CODM") to make operating and resource decisions and to assess performance. The CODM is the Chief Executive Officer of the Company. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

23. Subsequent events

On January 21, 2021, the Company approved the grant of 75,000 share options to certain board members.

January 22, 2021, the Corporation announced that it will hold its annual meeting of shareholders on June 29, 2021, at which, in addition to normal course matters, it will address matters contained in a requisition for a special meeting submitted to the Corporation by certain shareholders of the Corporation claiming to hold in excess of 5.1% of the Corporation’s class B subordinated voting shares, including two directors of the Corporation. These shareholders are seeking to reduce the size of the Corporation’s board of directors to five, and to replace six of the incumbent directors with three directors selected by such shareholders.

The annual meeting date of June 29, 2021 was contested by certain shareholders and, pursuant to a decision by the Superior Court of Justice, province of Ontario, issued on March 5, 2021, the annual meeting of shareholders and special meeting of the shareholders has been set for May 14, 2021. Furthermore, the annual meeting of shareholders shall be conducted by an independent chair and Class B Common Shares issued on February 17, 2021, to certain directors and officers of the Company will not be allowed to vote at the meeting.

From February 1, 2021 to February 10, 2021, the Company issued 7,356,326 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for gross proceeds of $19,770,762.

On February 11, 2021, the Company entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with A.G.P./Alliance Global Partners. Under the Sales Agreement the Company may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Sales Agent, Class B Subordinate Voting Shares of the Company, with an aggregate offering price of up to $20,000,000.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in United States dollars, except share and per share amounts] December 31, 2020 and 2019

From February 11, 2021 to March 12, 2021, the Company issued 7,247,288 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for gross proceeds of $18,167,511.

On February 17, 2021, the Company issued 1,349,764 Class B Common Shares to certain directors and officers of the Company. The fair value of the shares based on the February 17, 2021 closing share price of $2.65 per Class B Common Share was $3,576,875.

Effective March 1, 2021, Randell Mack was appointed as President of FSD Biosciences and Dr. Ed Brennan was name Chief Medical Officer of the Company.

In March 2021, the Corporation entered into a license agreement ("Innovet License Agreement") with Innovet Italia S.R.L. ("Innovet"), under which Innovet granted the Company a license to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. Under the Innovet License Agreement, the Corporation is required to make payments to Innovet upon the achievement of certain milestones.